INVEST IN BOGOBRUSH

Bio-degradable toothbrushes inspired by our dentist dad

WATCH VIDEO ▶

$0
raised of a $0 goal

Future Equity Agreement (SAFE)
$4m valuation cap; 0% discount

f SHARE   🐦 TWEET   PROFILE   ASK QUESTION   FOLLOW

WHAT WE DO

We're rethinking the toothbrush with buy one + give one, eco-designed toothbrushes made entirely in the USA. The plastics in almost all toothbrushes are non-recyclable, meaning over 450 million toothbrushes a year in the U.S. alone end up in landfills. Our products are either bio-degradable or made from nearly 100% recycled plastic. When you're done, throw them in your compost or recycle bin—and nature will do its thing.

OUR AMBITION

We're bringing much-needed innovation back to the stagnant toothbrush market —no more useless grips and gimmicks. We're proving you can create an environmentally and socially conscious product that looks good, feels good, and does good. With every brush we sell, we give one to someone in need and take a toothbrush out of landfills.

- First recyclable & bio-degradable toothbrushes on the market.
- 450 million toothbrushes a year get tossed in landfills from the U.S.
- 80 million Americans don't have access to proper dental care; we donate brushes to low-cost or free dental clinics with every purchase.
- Currently in 25 boutiques around the country.
- Plans for toothbrush subscription model. Dollar Shave Club for clean teeth :)

website: **bogobrush.com** f ⊙

PRODUCT DESIGN   ENVIRONMENTAL   COMMUNITY

DESIGN   USA

WHY I LIKE BOGOBRUSH

"
Bogobrush lives and breathes sustainability...from the materials in their brushes, to the ethos of the brand. When Bogobrush shared their message of buy one give during our first meeting we were instantly drawn in and then to hear their deep commitment to utilizing sustainable materials we were sold and wanted to be a part of helping to move their business forward.

Knowing there are nearly 3.2 billion toothbrushes sold annually there is a definite need to address how these types of products are disposed of and Bogobrush has identified a strategy while still remaining socially minded and giving back to those in need.





Corey Kratcha

PARTNER AND MATERIALS SUPPLIER FOR BOGOBRUSH. CEO C2RENEW, INC

THE BUZZ ABOUT BOGOBRUSH

"*I got my brush this week and I love it! Great softness to prevent gum recession...a must in my book! I'm making the switch from electric because it's worth it.*"

Erica J.

Dental Hygienist, Instagram Celebrity, Bogobrush Customer

"*Look and feel good with the Bogobrush. Beautifully designed and ecologically sound, the company will send the same high-quality brush to someone in need when purchased through their website. With nearly 80 million lacking access to inadequate dental care in the USA, we think the company's initiative is definitely worth checking out and supporting.*

Dwell Magazine



Bogobrush: A Green and Socially Minded Toothbrush

May 14, 2016

Look and feel good with the Bogobrush. Beautifully designed and ecologically sound, the company will send the same high-quality brush to someone in need when purchased through their website. To date, they



Bogobrush is an environmentally-friendly toothbrush that benefits those in need

May 14, 2016

Detroit startup Bogobrush has launched with a new collection of Buy One + Give One, eco-designed toothbrushes made entirely in the USA. Created by co-founders, siblings, and children of a dentist, Bogobrush was born

Bogobrush

May 14, 2016

The buy one, give one movement is going strong with companies like Toms and Warby Parker - now Bogobrush ($40) has entered the mix. They offer a fairly-straightforward concept: a subscription service delivering a

Brother and Sister Duo Reinvent the Toothbrush

November 24, 2015

Brother and Sister Duo Reinvent the Toothbrush The toothbrush and dental hygiene aisle at your local grocer is endless. Hundreds of brands, hundreds of choices. But what if you could find a toothbrush that not only

A Biodegradable Toothbrush is Cleansing Teeth and the Production Line

October 9, 2015

John and Heather McDougall are aiming to improve the world and our concept of manufacturing, one Bogobrush at a time As the children of a dentist, John and Heather McDougall have always known the importance

Loco for Bogo!

October 9, 2015

Anyone remember Bogobrush from three years ago? The company changed the dental hygiene game with a toothbrush that was completely biodegradable. They're now back with a more refined design and a social

Can An Eco-Friendly Detroit Toothbrush Help Save The World?

November 20, 2012

A toothbrush might be one of the least examined household products people purchase on a regular basis, but a new company launched in Detroit is asking you to take a second look at what you're using to clean

SIBLINGS. CREATORS. TOOTHBRUSH GEEKS.

John went to design school and Heather to law—far from the family practice. But four years ago, they decided to combine their talents and create an environmentally and socially conscious product. It just so happens they couldn't resist starting with a toothbrush. Now, even their parents and grandma use it!







THE BIO-DEGRADABLE BRUSH

Our plant-based bioplastic is mixed with leftover plant material from American farms to create this beautifully biodegradable toothbrush handle. Just throw them in your compost pile after they wear out.











THE RECYCLED COLLECTION

We take plastics that are otherwise destined for the landfill
and give them a second chance at life. These brushes can
easily be recycled when it's time to say goodbye.









100% Born in the USA

We originally launched our first product - a bamboo brush - in 2012 and manufactured it in China. But as production grew, quality worsened, and we were forced to throw away thousands of bad brushes. We started over and happily brought the brush back home. We make our handles in North Dakota, bristles in Wisconsin, and ship from Minnesota.

Buy One + Give one

80 million Americans don't have access to the dental care they need. That's why we partner with low or no cost clinics in Detroit, Fargo, and Minneapolis: with every brush sold, we give one to someone in need.

WHERE WE ARE TODAY

We officially relaunched our business last fall. Since then, we've sold 2,500 toothbrushes (and given 2,500 way). You can find our brushes in 25 boutiques across the country, and we're currently actively engaging with 2 large brands for distribution.

60%
Re-orders from partners

Est. 2015
We're young and growing fast

65%
Margins on toothbrushes

HELP US EXPAND OUR BUSINESS

This investment money will go towards marketing and purchasing new tooling equpiment that would jump our margins up from 65% to 80%. This would also ramp up our production, setting the grounds for our **upcoming subscription business model** (imagine getting a brush in the mail every three months) and bigger retail partnerships.



COMMUNITY & COMPASSION

From the very conception of this company, community was first and foremost— that's why we decided to crowdfund. We started Bogobrush because we wanted to prove you could run a sustainable business that does good by the environment and by your neighbors. We're inviting you to invest and ride along with us as we clean up our landfills and make brighter smiles.

We've been on quite a journey to create the little toothbrush that could, and we'd love for you to join on us for the next phase of adventure. We've had ups and downs, but at no point did we ever stop believing in the business and purpose. It started for us with a simple idea: that the world deserves a toothbrush worth caring about. That idea is now a reality, and new people are falling in love with their bogobrush everyday.

Now, after years of research, design, testing and refinement, we need your help to bring Bogobrush to the masses. An investment now in Bogobrush will go a long way in helping us market, promote, and distribute our products with the efficiency of scale. Our business is primed for growth, and with your help we can bring Bogobrushes to as many hands as possible.

Let's do this! Peace,



John & Heather

MEET THE FOUNDERS

 





Heather McDougall
CEO

An honors law school grad, a yoga teacher, and a social entrepreneur. She's worked on venture finance and non-profit lobbying, and loves singing, dancing, art, and the great outdoors.

John McDougall
Chief Creative Officer

An award-winning industrial designer with a passion for sustainability. He has done work for General Motors, Peugeot, Fisker Automotive, Dean Kamen, Coca-Cola, and others.

Q&A

What are you guys building? ^   − COLLAPSE ALL

John: We believe the world deserves a toothbrush worth caring about. That starts with knowing where it came from, and how it was made. It grows from an attention to aesthetics that will make you smile, and deepens with the beauty of giving back to someone in need. We believe that what is good for the planet, is good for us. A toothbrush with these values didn't exist, so we created Bogobrush.

What makes Bogobrush more than just a toothbrush? ^

John: It began with beautiful design, but the company is more than just skin deep. For every toothbrush we sell we give one to a person in need at low or no cost health clinics.

Being sustainable is the other main pillar of our company. Everything we make is recyclable or compostable. We have a colorful recycled collection which uses plastics that otherwise would be going to landfill and gives them another chance at life. Our bio-composite brush takes plant material from American farms to create a rich, beautiful bio plastic that you can just throw in your garden when it's time to say goodbye. You never have to worry about it being in a landfill.

Why start with a toothbrush? ∧

Heather: It goes all the way back to when we were kids. John and I are siblings and we grew up in a small town in North Dakota. Our Dad's a dentist. When John was studying design and I was in law school we both became passionate about sustainability. We wanted to use our talents to fuel a more sustainable world.

During the brainstorming process, we talked about a lot of products but we kept coming back to a toothbrush. And we thought, what's better than something you use every morning and every night? And it's really a space that has been lacking innovation. There aren't a lot of people who actually care about their toothbrush.

What happens when you throw away a regular toothbrush? ∧

John: Every year in the U.S. alone, more than 450 million toothbrushes end up filling our landfills and polluting our waterways. Today's toothbrushes simply weren't designed with the environment in mind, with rubber grips and mechanical gimmicks that make them impossible to recycle.

Take the case of a high-end electric brush, with multiple types of plastic, along with metal wiring, toxic batteries, and adhesives. Even doing the well meant act of dropping the brush in the electronics recycling bin can lead to the products being shipped to SE Asia or Africa where poor families scour landfills to strip wiring, melt circuit boards, and attempt to salvage materials that are hazardous to their health. We think the world deserves better, so whether you recycle or compost, we have a brush perfect for you, the planet, and the people on it.

Tell us more about the lack of innovation in toothbrushes. ∧

John: The first trend we saw was a shift to manual toothbrushes with extraneous grips and gimmicks. You have these $5 to $10 manual toothbrushes with crazy bristle shapes and handle grips—they're really designed more like power tools in they way they want you to grip them. You can only hold them in one hand position and that actually makes it harder to maneuver.

The second trend we saw is a lot of people are moving to electric toothbrushes. When we looked into it, we found the only thing that showed evidence of better efficacy by a electric toothbrush was people felt compelled to brush their teeth more often, for longer durations. After all, you're dropping $200 or more for that product—you feel obligated to use it. In dental case studies, the difference in how these brushes clean your teeth per minute is really marginal.

We wanted to tackle that attitude of actually caring about your toothbrush from a different angle, with a social and environmental connection to the product.

What was the thought process behind the Bogobrush design? ⌃

John: The way that you need to use the toothbrush is more like an artist's paintbrush or professional dental tool, it's the cylinder that you want to be able to manipulate in your hand. We reduced the toothbrush to the absolute minimal, which led to the beautiful form and function of our brushes you get today.

Heather: Most people store their toothbrushes in dirty cups which collect water and are one of the most unsanitary areas in the bathroom! We created matching stands for every toothbrush which keep the brush upright and dry, as dentist's recommend, while also making it an absolute pleasure to use. It becomes a statement piece in the home, from something you hide away to something you want to show off on your bathroom counter.

You re-launched last Fall. What happened before? ⌃

Heather: In 2012 and 2013, we built our first prototype: the bamboo brush. We had a great reception with thousands of orders. But when we switched from making a few hundred at a time to making ten thousand at our manufacturer facility in China, we lost the precision and the quality we needed. As a result, 50% of our orders were thrown away.

We turned our heads back to the U.S. and found a bio-composite company in North Dakota. They produce a bio-composite material from the plant waste you find at farms. We used that to make our awesome toothbrush. Now, we supply all of our materials and manufacture everything right here in the U.S. It creates jobs and the local economy and we can connect with the very people who are making our vision a realty.

Our re-launch last fall proved there's still a demand for our product. Customers have come back and reordered their brushes.

Who are your customers? ⌃

Heather: We call our customers eco-chic. These people care about really good design but also care about giving back—whether it's socially or environmentally. The Bogobrush brand really fits with their personal identity. We have a lot of customers across the age spectrum with a concentration of 25 to 34 year olds.

How are people finding out about Bogobrush? ⌃

John: Most of our customers are finding us through blogs and magazines. We've been featured often in traditional media and design blogs. These niche outlets that target smaller groups of people at a time—local papers like the Detroit Free Press or blogs like Design Milk—drive a lot of traffic to us. And now that we're in a dozen or more retail boutiques across the country, people are finding us through their neighborhood.

As we grow, we're really excited to get into larger retail spaces because the more toothbrushes we sell, the more people we can help, and the more toothbrushes we can prevent from landing in landfills.

Why buy one, give on? How does it contribute to your brand? ⌃

John: The philanthropic side of buy one, give one is what motivates us: there's 80 million people in the country that don't have access to adequate dental care and fortunately there are some amazing clinics out there that are providing care for no or almost zero cost. We're stoked to be working with those people that are doing the great work. When someone buys a bogobrush, they're going to pick it up every single morning and every single night and feel that connection to someone in their community.

For the person who goes to the clinic and receives this, we want them to feel like it's not just some cheap giveaway. It's a beautiful object they can feel proud to

It's not just some cheap giveaway. It's a beautiful object they can feel proud to have and be excited to brush their teeth with. And hopefully, someday they'll be able to buy Bogobrushes on their own and continue the cycle.

Why is now a great time for Bogobrush to hit the market? ^

John: Like never before, customers demand products with meaning and purpose. People know that the purchases they make reflect the values they want to see in the world.

I think you can draw a connection to Method, who makes household cleaning products. They were the first products on the market that had an eye for aesthetics and an environmental awareness. They've since expanded and become really a big a household brand with a lot of recognition and trust. If you want a beautifully designed household cleaning product you get a Method product.

We want Bogobrush to be the same way. Because To us, the ethics of a product are just as important as the aesthetics, and everything we create has a mission to bring smiles to people's homes, their communities, and our planet.

How many orders are you doing? ^

Heather: We have similar sales cycles to other consumer goods. Right now we're in the slow months and we're getting about 50 orders a month. During the holidays— November, December—we were doing quadruple that. That's just through our website. For retail, we sold about 200 units to three different retailers last month.

Have you received previous funding? ^

John: To a large extent it's been Heather and I contributing and trying to get this thing off the ground. We've received a grant through the state of North Dakota, which helped us set up our tooling facility in North Dakota. We also received a loan from the Michigan Women's Foundation which invests in women-owned businesses and that helped us purchase inventory, website development and video production. Otherwise, it's been Heather and I and the money that we've generated through sales which is reinvested in the company.

How much are you looking to raise and what is it for? ^

Heather: We're raising $50,000 to use for marketing, including press (which has been really successful for us), PR, and creating new partnerships with retailers. If we raise anything above $50,000 that will go to purchasing new tooling equipment which would allow us to scale our production by four times and reduce our margins significantly. We're actually talking to a couple larger retailers right now but in order to handle that order, we'd have to invest in these machines.

Who are your biggest competitors? ^

John: Bogobrush is definitely taking some market share from the high end toothbrush market—these are the people who care about quality products and are usually buying electric toothbrushes.

But for direct market competitors there's a company called Preserve that makes toothbrushes from recycled plastics. They're similar on the environmental side of things but aesthetically, they're not much of a competitor. They don't represent themselves as a beautiful object and they don't have a social component. But they're the toothbrush that's most presented in a lot of places like Whole Foods.

Since we launched our original bamboo brush, a few other companies have come along selling bamboo products, but they have the same quality issues that we decided to elevate ourselves above by changing materials and improving our supply chain here in the USA.

How did you determine your price point of $9.50? ^

Heather: Right now, the price is a good reflection of how much it costs to make a toothbrush. Because we're still small, our machinery is also small. Our machines are making one brush at a time—and is something we're looking to upgrade to increase our margins and possibly decrease the price tag. But the price also reflects the buy one, give one aspect. You're essentially paying for two brushes.

John: $9.50 also creates a distinction from the standard $5 brush . When you see the price, you take a moment to think about why it cost $10 and then discover that okay, I'm not just buying one, I'm giving one to someone in need. And I'm not just buying a piece of plastic, I'm buying something I can easily recycle or compost and I'm not buying something I'm just going to hide away. I'm buying this piece of art that you can display in your home.

It's our inherent mission to transparently bring out the true cost and true value of a product. There's a cost to making things locally. There's a cost to doing things sustainably, to doing things with a social mindset. We want people to understand that and to be excited to support something that takes those costs into account.

What if you lose your material for the bio-composite brush? ^

Heather: We've built a great relationship with C2Renew and trust them entirely. But, if something should happen beyond our control, we know there are a few other companies working on similar materials, and we could turn to them as a new supplier

What's the team like? What makes you guys rock? ^

John: Beyond Heather and I, we have a network of people we work with depending on the tasks at hand. We have a team of contractors, from factory machinists and material scientists, to product photographers and dental hygienists. These are people who have been with us from the beginning and understand our business inside and out. We are an eclectic group on a mission to do something that matters.

What is the grand vision? ^

John: For us, there's business success and then philosophy success. Concerning our philosophy, we want to address the issues that got originally motivated us: there are 450 million American toothbrushes going to landfills with no other option and there are 80 million Americans who don't have access to oral healthcare. It's not just their oral health that's affected. They can't eat well so they don't have good nutrition. And it affects their entire body. We want BogoBrush to be an object that raises awareness for those issues.

From a business prospective, we want it to be an example for other companies that you can incorporate social and environmental value into the cost of your product and it will be successful because of that. Not in spite of it. Our goal is to be a thriving, functional company where Heather and I can focus more on the vision of the company with a team of people working with us to execute that vision.

Heather: We set out to demonstrate that you can have a sustainable business that makes money and makes jobs for people and it does good for the environment, it does good for you.

Beyond a sustainable business, we want to become part of communities, learn what problems they face, and see how we can help be part of solutions to those problems, just as we are working to solve problems with Bogobrush. From there, possibilities for positive change are endless.

INVESTMENT TERMS

Invest in Bogobrush with a **Future Equity Agreement (SAFE)** under these terms:

$4m	0%
valuation cap	discount rate

INVESTOR PERKS

Invest $250+ Hand signed "Little toothbrush that could" illustration print by Detroit Artist, Hannah Kang

Invest $500+ Set of 4 Bogobrushes + 4 stands. One of each color. Use them yourself or give them to family and friends to spread the word!

Invest $1,000+ Set of 10 Bogobrushes + 10 stands. You pick the colors. Use them yourself, or give them to family and friends to spread the word!

Invest $10,000+ Lifetime of personal supply of Bogobrush. A new brush every 3 months. For Life! What else can guarantee smiles for life?

Invest $25,000+ Tour of our Handle molding facility in Wahpeton, ND. Meet John and Heather and the team that brings each Bogobrush to life. Get to know the people creating a thriving startup scene in Fargo, ND. Or, a personal tour of Detroit! Spend the day with John and Heather, meet our creative team and fellow Detroit entrepreneurs. We'll show you examples of our city's culture, food and startup scene, and we promise you'll leave smiling about the Motor City.

USE OF FUNDS

0% Funded ($50,000)
Pushing Bogobrush into the Marketplace:
- Hire a public relations agency for a year to refine messaging, gather customer research and increase brand name and market reputation

- 500 retail sales and press kits (including postage) comprised of $25 per kit + $7 shipping.

- Grow the online presence of Bogobrush via investments into Adwords, social media ads (i.e. Facebook, Instagram, amongst others) and the related data mining or analytics on the public responsiveness

and the related data mining or analytics on the public responsiveness to these initiatives.

- Facilitate 2 give events with local dental providers. This multifold initiative spreads awareness of both the give partners' mission and efforts in the community as well as Bogobrush's. Furthermore, it enhances to experience of the distribution of the give brushes to the recipients.

- Finalize the website build of subscription functionality. By completing this, Bogobrush would have a source
of reoccurring revenue and customers would have a hassle free way of refreshing their toothbrush as frequently as dentist recommend (every 3 months).

0% Funded ($100,000)
Put a down payment on a larger tool. The target led tool would increase production capacity by 4 times while also increasing contribution margins; for online sales roughly a 20% increase, for retail sales near doubling increase.

RISKS SPECIFIC TO BOGOBRUSH

1. Was denied design patent
protection in the United States. In October 2013, a design patent filed, and
after several amendment, it was denied in 2015 because it the design was "too
obvious." This means anyone can produce
a toothbrush with our shape, but not with our name, logo, or brand. Patent
protection was approved in Canada and the European Union.

2. Currently the company only produces brushes in one production facility.

If anything were to happen with that facility, Bogobrush would have to move the tool and production processes which would be costly in money and
time. It could create delays in product delivery expectations.

3. Single supply of materials makes the business less flexible to material shortages or changes in supply chain.

4. Personal injury claims are a possibility that the company must be insured for when selling toothbrushes. Bogobrush is not concerned with its quality and has the necessary insurance, but is still aware of this risk and the cost to a personal injury claim.

5. The terms "biodegradable" and "compostable" are somewhat debated legal terms and the standards for marketing terms are still taking shape. Bogobrush is within the current legal framework, and into any foreseeable future, but it's a slight risk that terms could change and change our approach to marketing.

6. Bogobrush does not consistently meet all expenses with revenue; owners have contributed/invested in the business to help meet certain monthly expenses.

7. Bogobrush had a failed product line in its first two years of business and has those legacy expenses to overcome with it's new and current line.

8. Bogobrush does not have significant data on its customers to date. Until it generates better data, the company may not be marketing to the right audience.

9. Give partner may decline arrangement at any time for whatever reason - potentials reputation risk for Bogobrush or lack of outlet to give give brushes.

10. Give Partners are vetted to the best of our degree however we have no say over their operations and actions. If the give partner does something illegal or in a bad light it could have a halo effect to

Bogobrush simply by Bogobrush giving brushes through them

11. Bogobrush does not fully own the production tool. Bogobrush has a contract agreement for legal rights to the tool, and ownership will transfer officially once the tool depreciates from grantor's books.

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, and more.

THE FUNDING PORTAL

Bogobrush is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

$100 min   INVEST

Can I change my mind and get a refund?

How do I earn a return?

How is Wefunder compensated?

How do convertible notes work?

Have another question?

Join **56,071** investors who funded **110** startups with over **$16.5 million**

Via Reg D. Reg Crowdfunding is legal on May 16th.

 **Sign up with Facebook**   or

Privacy: We won't share your data, or post to your wall, without your permission.

Full name

Email

Password

SIGN UP





Jobs
Press
Blog
Manifesto
Risks
Earning Returns
Securities
Glossary
FAQ
Legal Primer
Profile Guide
Launch Guide

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

Youtube

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.

888-546-0325

SF / Boston